SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

Pacific Rubiales reports updated reserves
of Rubiales and Pirirí fields

Ecopetrol S.A. announces that Pacific Rubiales Energy Corp, operator and partner in the Rubiales and Pirirí fields, has updated the reserves estimate in these fields as of June 30, 2009, according to a study conducted by Petrotech Engineering Ltd, an independent evaluation firm, pursuant to Canadian laws.

Ecopetrol attaches hereto the report submitted by Pacific Rubiales regarding the evaluation of reserves.

The official reserves report of Ecopetrol will be presented as of December 31, 2009, with figures audited by specialized certifying firms.

Bogotá D.C., September 7, 2009

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co
Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

ECP – DIR – R – 001

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

PACIFIC RUBIALES ENERGY CORP.

NEWS RELEASE

PACIFIC RUBIALES ANNOUNCES A RESERVES UPDATE FOR THE RUBIALES/PIRIRI FIELD

TORONTO, Thursday, September 3, 2009 - Pacific Rubiales Energy Corp. (TSX: PRE) announced today that it has received a Statement of Reserves Data for the Rubiales-Piriri field.

Petrotech Engineering Ltd. has provided an independent reserve evaluation of the Rubiales/Piriri field, with an effective date of June 30, 2009.  The reserve evaluation update was prepared to take into consideration the drilling of 48 horizontal and vertical wells as well as production of 10.26 MMbbl of heavy oil (million barrels of oil) in the first six months of this year.

According to the Petrotech Statement of Reserves Data, the Rubiales/Piriri field had proved reserves (P1) of 341.3 MMbbl at June 30, 2009 compared with 286.4 MMbbl at December 31, 2008; and proved plus probable reserves (P1+P2) of 397.4 MMbbl at June 30, 2009 compared with 361.5 at December 31, 2008.  An additional 199.1 MMbbl may be classified as probable and possible reserves if production should go beyond May 2016 (which is the date the company is currently obligated to revert the fields back to Ecopetrol).

Total net after royalty proved reserves (calculated in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (NI 51-101)) were 117.1 MMbbl at June 30, 2009 compared with 99.3 MMbbl at year-end 2008, an increase of 18%.  Total net after royalty proved plus probable reserves (calculated in accordance with NI 51-101) were 134.9 MMbbl at June 30, 2009 compared with 124.7 MMbbl at year-end 2008, an increase of 10%.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Petrotech Reserves at June 30, 2009

Heavy Oil	Gross Reserves (Rubiales/Piriri)	PRE Working Interest Reserves	PRE Net After Royalty Reserves
Reserves Category	Mbbl	Mbbl	Mbbl
Proved
Developed Producing	73,215	31,764	25,411
Developed Non-Producing	1,944	904	723
Undeveloped	267,145	113,670	90,936
Total Proved	341,304	146,337	117,070
Total Probable	56,113	22,296	17,837
Total Proved Plus Probable	397,417	168,633	134,906

The reserve data in 2008 and 2009 have been determined in accordance with NI 51-101  and the Canadian Oil and Gas (COGE) Handbook by Petrotech Engineering Ltd., an independent qualified reserve evaluator. The reserve estimates in this release are based on forecast prices and costs and are estimates only. Actual reserves on the company's properties may be greater or less than those calculated. Under the National Instrument 51-101 guidelines, proved reserves are reserves that have a 90% chance of being exceeded at the reported level.  Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are defined as those reserves that have a 50% probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. Proved plus probable plus possible reserves are at least a 10% probability that the quantities actually recovered will equal or exceed at the reported level. It is equally likely that the actual reserves will be higher or lower than the estimate.

The Petrotech Statement of Reserves Data will be filed by the company on SEDAR by the end of next week.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Pacific Rubiales, a Canadian-based company and producer of natural gas and heavy crude oil, owns 100 percent of Meta Petroleum Corp., a Colombian oil operator which operates the Quifa block in the Llanos Basin in association with Ecopetrol S.A., the Colombian national oil company. The company is focused on identifying opportunities primarily within the eastern Llanos Basin of Colombia as well as in other areas in Colombia and northern Peru. Pacific Rubiales has a current net production of approximately 34,000 barrels of oil equivalent per day, with working interests in 32 blocks in Colombia and Peru.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, reserve and resource estimates, potential resources and reserves and the company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the company based on information currently available to the company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions; failure to establish estimated resources or reserves; fluctuations in petroleum prices and currency exchange rates; inflation; changes in equity markets; political developments in Colombia or Peru; changes to regulations affecting the company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the company's annual information form dated March 28, 2008 filed on SEDAR at . Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

FOR FURTHER INFORMATION:
Mr. Ronald Pantin
Chief Executive Officer and Director

Mr. Jose Francisco Arata
President and Director
(416) 362 7735

Ms. Belinda Labatte
(647) 428 7035

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  September 8, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer